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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                   FORM 11-K

                                 ANNUAL REPORT




/  X  /   Annual report pursuant to Section 15(d) of Securities Exchange Act of 1934

                 For the fiscal year ended December 31, 1993

                                       OR

/    /    Transition report pursuant to Section 15(d) of Securities Exchange
          Act of 1934

Commission file number 1-1175

A.        Full title of the Plan and the address of the Plan:

          CAMERON IRON WORKS USA, INC. SAVINGS-INVESTMENT PLAN
          FOR HOURLY EMPLOYEES
          1001 Fannin
          Suite 3900
          Houston, Texas  77002

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

          Cooper Industries, Inc.
          1001 Fannin
          Suite 3900
          Houston, Texas  77002
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Financial Statements and Exhibits

Listed below are all financial statements and exhibits that are filed as part of this report:

         a. Report of Independent Auditors on Cameron Iron Works USA, Inc. Savings-Investment Plan for Hourly Employees

         b. Cameron Iron Works USA, Inc. Savings-Investment Plan for Hourly Employees Financial Statements:

                          Statements of Net Assets Available for Benefits with Fund Information at December 31, 1993 and December 31, 1992*

                          Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1993*

                          Notes to Financial Statements*

         c. Schedules for Cameron Iron Works USA, Inc. Savings-Investment Plan for Hourly Employees

                          Schedule of Assets Held in the Loan Fund at December 31, 1993*

                          Reportable Transactions in the Loan Fund for the year ended December 31, 1993*

         d.      Exhibits

                 23.1     Consent of Independent Auditors



         *       Document filed under cover of Form SE
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                                   Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans Administration Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        CAMERON IRON WORKS USA, INC. SAVINGS -
                                        INVESTMENT PLAN FOR HOURLY EMPLOYEES


                                        By  /S/ CARL J. PLESNICHER, JR.
                                            Carl J. Plesnicher, Jr.
                                            Member of the Plans
                                            Administration Committee

Date:  June 28, 1994
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                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the Cameron Iron Works USA, Inc. Savings-
         Investment Plan for Hourly Employees


We have audited the accompanying statements of net assets available for benefits of the Cameron Iron Works USA, Inc. Savings-Investment Plan for
Hourly Employees as of December 31, 1993, and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held in the Loan Fund at December 31, 1993 and Reportable Transactions in the Loan Fund for the Year Ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.




June 10, 1994
Houston, Texas                                         /s/ Ernst & Young
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                               INDEX TO EXHIBITS



        EXHIBIT
        NUMBER
        -------

          23.1          Consent of Independent Auditors